Noel E. Guardi, Attorney at Law
3224 SOUTH NEWCOMBE STREET, SUITE 2105
LAKEWOOD, COLORADO 80227
TELEPHONE: 303-969-8886
FAX: 303-969-8887

E-MAIL: noellaw@comcast.net

April 29, 2005

Mr. Jeffrey P. Riedler, Assistant Director
Mr. Song P. Brandon
United States Securities and Exchange Commission
Mail Stop 3-09
Washington, D.C. 20549

VIA FAX

Re:	Banyan Corporation
Form SB-2 -- File No. 333-122815
Amendment No. 1
Acceleration Request

Dear Mr. Brandon:

             In your letter dated February 22, 2005 to Michael J. Gelmon, Chief Executive Officer of Banyan Corporation (the “Company”), you stated that you would make no further review of this filing. You asked that the audited financial statements be updated to reflect the year ended December 31, 2004. You stated that once the Company had done so, you would consider the Company’s request for acceleration, and that you would act on that request, and pursuant to delegated authority, grant acceleration of the effective date.

             Filed herewith is Amendment No. 1 to the registration statement in which the financial statements have been updated to reflect the year ended December 31, 2004. We believe this clears your comment. For your information, additional changes have been made to bring the disclosure contained elsewhere in the registration statement up to date, and additional exhibits have been filed. The Company believes that all required information has now been provided and accurate and adequate disclosures have been made in connection with the proposed public offering.

             Enclosed please find an acceleration request from Banyan Corporation in connection with the above-captioned offering, which includes the required supplemental information and representation.

             Please call if here are any questions.

Very truly yours,

Noel Guardi, Esquire

/neg
enc.	as above
cc:	Banyan Corporation
Gerald Guarcini, Esquire
Ballard Spahr Andrews & Ingersoll LLP

BANYAN CORPORATION
Suite 500, 1925 Century Park East
Los Angeles, CA 90067-2700
1-800-808-0899

April 29, 2005

Mr. Jeffrey P. Riedler, Assistant Director
Mr. Song P. Brandon
United States Securities and Exchange Commission
Mail Stop 3-09
Washington, D.C. 20549 VIA FAX

Re:	Banyan Corporation
Form SB-2 -- File No. 333-122815
Acceleration Request

             Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, we hereby request an acceleration of the effective date of the above-captioned registration statement to 2:30 p.m., Washington time, Monday, May 2, 2005, or as soon as practicable thereafter.

             Banyan Corporation acknowledges that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             Pursuant to Rule 418 of Regulation C under the Securities Act of 1933, please be advised that no reports or memoranda have been prepared for external use by the registrant or a principal underwriter in connection with the proposed offering.

Very truly yours,

Banyan Corporation

By
      Cory Gelmon, President